# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Rectitude Holdings Ltd., CIK 0001995116
CUSIP: G7445R101
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 35 Tampines Industrial Avenue 5, T5@Tampines, Singapore (U0), 528627
Date of event which requires filing of this statement: 06/21/2024
Filed by CIK 0002060264
Persons authorized to receive notices and communications: Rectitude Holdings Ltd, 35 Tampines Industrial Avenue 5, T5@Tampines, Singapore (U0), 528627, 65 6749 6640

## Reporting persons
- Zhang Jian (CIK 0002060264): type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); source of funds: personal funds (PF); sole voting power 6,550,000; shared voting power 10,537,500; sole dispositive power 6,550,000; shared dispositive power 0; aggregate amount beneficially owned 6,550,000 (45.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: Rectitude Holdings Ltd.
Address of issuer's principal executive offices: 35 Tampines Industrial Avenue 5, T5@Tampines, Singapore (U0), 528627

## Item 2. Identity and Background
Name of person filing: Zhang Jian
Residence or business address: 35 Tampines Industrial Avenue 5, T5@Tampines, U0, 528627
Present principal occupation or employment: The Reporting Person is the Executive Director, Chairman, and Chief Executive Officer ("CEO") of the Issuer. The address is 35 Tampines Industrial Avenue 5, T5@Tampines, U0, 528627
Criminal convictions in the last five years: NO
Civil proceedings (securities laws) in the last five years: NO
Citizenship: Singapore

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: PF

## Item 4. Purpose of Transaction
Purpose of transaction:
(1) Zhang Jian (the "Reporting Person") is pre-IPO shareholder of Rectitude Holdings Ltd (the "Issuer"). All of the ordinary shares, par value $0.0001 per share (the "Ordinary Shares"), beneficially owned by the Reporting Person were acquired in connection with the Issuer's incorporation and pursuant to a group reorganization and share exchange agreement dated January 3, 2024.

(2) Except as set forth herein, the Reporting Person does not have any present plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of this Item 4. However, as an executive director, CEO, Chairman and a significant shareholder of the Issuer, the Reporting Person intends to actively participate in the Issuer's management, strategic direction, and corporate governance.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Incorporated by reference to Items 11 and 13 of the Cover Page.
Number of shares as to which each person has sole or shared power to vote or dispose:
Incorporated by reference to Items 7-10 of the Cover Page.

The Shared Voting Power is a sum of (i) 6,550,000 Ordinary Shares of the Issuer, held directly by the Reporting Person; and (ii) 3,987,500 Ordinary Shares, held by Xu Yukai, the Reporting Person's spouse, who has entered into an Acting in Concert Agreement (the "Agreement") with Zhang Jian and is also another reporting person under Schedule 13D. As a result, the Reporting Persons may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1). The Reporting Person and Ms. Xu Yukai may each be deemed to have shared voting power over all of the 10,537,500 Ordinary Shares. The Agreement does not impose any restrictions on the transfer or disposition of shares held by either Reporting Person. Each Reporting Person retains sole dispositive power over the shares that they individually own.
Transactions in the class effected during the past sixty days: The Reporting Person has not engaged in any transactions in the class of securities reported on that were effected during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Person has entered into an Acting in Concert Agreement (the "Agreement") with Xu Yukai, who is also a reporting person under Schedule 13D. Pursuant to the Agreement, the Reporting Persons have agreed to vote their shares in concert on matters submitted to a vote of the issuer's stockholders. As a result, the Reporting Persons may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) thereunder.

The Agreement does not impose any restrictions on the transfer or disposition of shares held by either Reporting Person. Each Reporting Person retains sole dispositive power over the shares that they individually own.

The Agreement was previously filed as Exhibit 10.6 to the Issuer's Registration Statement on Form F-1 (File No. 276517) and is incorporated herein by reference. Other than as described in this Item 6, the Reporting Person does not have any other contracts, arrangements, understandings, or relationships with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Acting in concert agreement (incorporated by reference to exhibit 10.6 to our registration statement on form F-1 (File No. 333-276517), as amended, initially filed with the SEC on January 16, 2024

## Signatures
- Zhang Jian: /s/ Zhang Jian, Zhang Jian / Executive Director, Chairman, and CEO of the Rectitude Holdings Ltd (03/27/2025)